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                                                                    Exhibit 99.1

FRESH DEL MONTE PRODUCE INC. FILES REGISTRATION STATEMENT FOR PUBLIC OFFERING OF ORDINARY SHARES

CORAL GABLES, Fla.--(BUSINESS WIRE)--Sept. 11, 2001--Fresh Del Monte Produce Inc. (NYSE:FDP), announced today that it has filed a registration statement on Form F-3 with the Securities and Exchange Commission for a public offering of 7,000,000 of its ordinary shares. The offering comprises 3,000,000 ordinary shares to be issued and sold by Fresh Del Monte and 4,000,000 existing ordinary shares to be sold by IAT Group Inc., the Company's principal shareholder.

The offering is expected to raise proceeds for Fresh Del Monte of approximately $42.5 million, which will be used to repay a portion of the amount outstanding under the Company's revolving line of credit. Merrill Lynch & Co. is acting as the lead manager for the underwriting group and Bear, Stearns & Co. Inc. and U.S. Bancorp Piper Jaffray are acting as co-managers. When available, copies of the preliminary prospectus may be obtained from Merrill Lynch & Co., Four World Financial Center, 250 Vesey Street, New York, New York 10080.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor can any offers to buy these securities be accepted prior to the registration statement becoming effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

Fresh Del Monte is a leading vertically-integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. Our products include bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia sweet onions and various greens. We market our products worldwide under the DEL MONTE brand, a symbol of product quality and reliability since 1892.